Act: 1934
Section:
Rule: 12g-3
Public
Availability: 3/21/2007


07050045

March 21, 2007

DC
No Act
P.E. 3-20-07

Response of the Office of Chief Counsel
Division of Corporation Finance



RECD S.E.C.
MAR 2 9 2007
1086

Re: Ford Motor Credit Company
Incoming letter dated March 20, 2007

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of Ford Credit under the Exchange Act may be taken into account to determine whether New Ford Credit is eligible to use Form S-3 under the Securities Act, and to determine whether New Ford Credit may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a of Form S-4;

- Without necessarily agreeing with your analysis, the Division will not object if New Ford Credit, as successor to Ford Credit, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by Ford Credit's Existing Registration Statements. Instead, New Ford Credit may adopt Ford Credit's registration statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements;

- After the effective time of the Conversion, New Ford Credit may take into account Ford Credit's prior issuances of non-convertible debt securities for purposes of determining whether New Ford Credit "has issued in the last three years at least $1 billion aggregate principal amount of non-convertible securities, other than common equity, in primary offerings for cash, not exchange, registered under the [Securities] Act";

- Ford Credit's Exchange Act reporting history may be taken into account when determining New Ford Credit's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

- The Conversion will be a "succession" for purposes of Rule 12g-3(a) under the Exchange Act; and

38009

- After consummation of the Conversion, New Ford Credit may succeed to the Commission file number currently used by Ford Credit.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusions on the questions presented.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2007

Mail Stop 3010

Lisa L. Jacobs
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

Re: Ford Motor Credit Company

Dear Ms. Jacobs:

In regard to your letter of March 20, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

Securities Act of 1933:
Rules 144, 405 and 414 and
Forms S-3 and S-4;
Securities Exchange Act of 1934:
Section 12(b) and Rule 12g-3

March 20, 2007

Via Hand Delivery

David Lynn, Esq.
Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mail stop 3010 CF/OCC

Ford Motor Credit Company: Proposed Change in Form of Organization

Dear Mr. Lynn:

We are writing on behalf of Ford Motor Credit Company, a Delaware corporation ("Ford Credit"), to request advice of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Ford Credit intends to change its form of organization to a Delaware limited liability company pursuant to the Delaware Limited Liability Company Act (the "DLLC Act"), through a conversion. The resulting Delaware limited liability company ("New Ford Credit") will have the same or substantially the same assets and liabilities as Ford Credit and would be wholly owned by the same entity that currently owns Ford Credit.

Relief Requested

We respectfully seek your confirmation that the Staff will not recommend enforcement action under the Securities Act or the Exchange Act if New Ford Credit proceeds as described below or that the Staff concurs with the following conclusions, each of which is discussed more fully under the heading "Discussion" below:

1. After the effective time of the Conversion (as defined below), New Ford Credit may rely upon the Exchange Act reporting history of Ford Credit in determining its eligibility to use Form S-3 and to provide information in a Form S-4 in the manner permitted for issuers eligible to use Form S-3.

2. For purposes of Rule 414 under the Securities Act, Ford Credit's Existing Registration Statements (as defined below) will be deemed to be the registration statements of New Ford Credit for the purpose of continuing the offerings thereunder, and, in that regard, New Ford Credit will file post-effective amendments to such registration statements pursuant to Rule 414.

3. After the effective time of the Conversion, New Ford Credit may rely upon prior issuances of securities by Ford Credit in determining whether New Ford Credit meets the requirements for being a "well-known seasoned issuer" as such term is defined in Rule 405 under the Securities Act.

4. After the effective time of the Conversion, the Exchange Act reporting history of Ford Credit may be taken into account in determining New Ford Credit's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

5. The Conversion will constitute a "succession" pursuant to Rule 12g-3(a) under the Exchange Act. After consummation of the Conversion, the outstanding debt securities that Ford Credit had registered under the Exchange Act and listed on the New York Stock Exchange and will be deemed registered by New Ford Credit under the Exchange Act by operation of Exchange Act Rule 12g-3(a).

6. After consummation of the Conversion, New Ford Credit will succeed to the Commission file number currently used by Ford Credit.

Background

1. Ford Credit

Ford Credit is an indirect, wholly owned subsidiary of Ford Motor Company. All of the equity in Ford Credit is held directly by Ford Holdings LLC, a wholly owned subsidiary of Ford Motor Company ("Ford Holdings"). Ford Credit provides automotive financing for Ford, Lincoln, Mercury, Aston Martin, Jaguar, Land Rover, Mazda and Volvo dealers and customers. It is one of the world's largest automotive finance companies and has supported the sale of Ford products since 1959. Ford

Credit operates in 36 countries and, as of December 31, 2006, managed approximately $148 billion in receivables.

Ford Credit is a very active issuer of securities and has over four hundred series of outstanding debt securities. In its Form 10-K for the year ended December 31, 2006, Ford Credit reported that it had outstanding debt of approximately $140 billion. In the last five years, Ford Credit has issued more than $10 billion in debt securities registered under the Securities Act. In 2006 alone, Ford Credit issued approximately $7 billion of notes under its automatically effective shelf registration statement on Form S-3 filed on March 17, 2006 (File No. 333-132557). It also has issued several billions of dollars of notes under its automatically effective shelf registration statement on Form S-3 filed on January 17, 2006 (File No. 333-131062). Three series of its outstanding debt securities are registered pursuant to Section 12(b) of the Exchange Act:

- 6 3/8% Notes due November 5, 2008,
- 7 3/8% Notes due October 15, 2031, and
- 7.60% Notes due March 1, 2032.

These three series of debt securities (collectively, the "Listed Debt Securities") are listed on the New York Stock Exchange, and Ford Credit has ongoing reporting obligations under the Exchange Act in connection therewith.

Ford Credit's Floating Rate Demand Notes currently are held by more than 100,000 investors, and Ford Credit has several additional series of debt securities outstanding that were offered to retail investors. As a result, Ford Credit also is subject to the continuing reporting obligations of Section 15(d) of the Exchange Act with respect to those debt securities.

Ford Credit does not have any equity securities other than the shares wholly owned by Ford Holdings, nor does it have any convertible securities outstanding. Ford Credit is current in its reporting obligations under the Exchange Act.

Ford Credit currently meets the eligibility requirements for Form S-3 as a "well-known seasoned issuer" (as such term is defined in Rule 405 under the Securities Act). As described above, Ford Credit maintains two automatically effective shelf registration statements on Form S-3: (1) File No. 333-131062, pursuant to which it has registered $18 billion aggregate principal amount of Floating Rate Demand Notes, and (2) File No. 333-132557, pursuant to which it has registered debt securities, warrants and trust preferred securities to be sold in one or more offerings up to a total dollar amount of $20 billion (collectively, the "2006 Shelf Registration Statements"). Ford Credit has not issued any warrants or trust preferred securities pursuant to the 2006 Shelf Registration Statements nor does it have any publicly registered equity securities outstanding.

In 2006, Ford Credit also filed a registration statement on Form S-4 to register an offer to exchange certain of its unregistered debt securities for registered debt securities having the same terms pursuant to Ford Credit's obligations under a registration rights agreement (the "Exchange Offer Form S-4", and, if the Exchange Offer Form S-4 is declared effective prior to the Conversion, together with the 2006 Shelf Registration Statements, the "Existing Registration Statements"). If the Exchange Offer S-4 is declared effective prior to the effective date of the Conversion, New Ford Credit will file a post-effective amendment thereto as described below in the discussion of Rule 414.

2. Proposed Change in Form of Organization

Ford Credit intends to convert its form of organization from a corporation to a limited liability company by means of a conversion pursuant to Section 18-214 of the DLLC Act (a "Conversion"). The resulting Delaware limited liability company, New Ford Credit, would hold all of the assets and liabilities of Ford Credit. Accordingly, the capital structure and the balance sheet of New Ford Credit will be the same or substantially the same immediately after the Conversion as that of Ford Credit immediately prior to the Conversion. Upon the effectiveness of such change in form of organization, New Ford Credit would be wholly owned by Ford Holdings, the same entity that currently wholly owns Ford Credit. The purpose of converting Ford Motor Credit Company from a corporation to a limited liability company is tax efficiency. Specifically, the conversion will enable Ford Motor Company and Ford Credit to file consolidated returns in state and local jurisdictions where they currently are unable to do so. At this time Ford Credit does not contemplate any material transaction other than funding transactions of debt securities, trust preferred securities and asset backed securitizations.

Ford Credit would file a certificate of conversion pursuant to Section 18-214(b)(1) of the DLLC Act and a certificate of formation complying with Section 18-201 of the DLLC Act. Upon the effectiveness of such certificates, Ford Credit would cease to be a corporation and would be converted into a limited liability company organized under the DLLC Act. Pursuant to Delaware law, New Ford Credit would be deemed to continue the existence of Ford Credit. Specifically, Section 18-214(g) of the DLLC Act provides, in part, that "when another entity has been converted to a limited liability company pursuant to this section, for all purposes of the laws of the State of Delaware, the limited liability company shall be deemed to be the same entity as the converting other entity and the conversion shall constitute a continuation of the existence of the converting other entity in the form of a domestic limited liability company." In addition, pursuant to Section 18-214(f) of the DLLC Act, all "rights, privileges and powers" of the converting entity and "all property" and "all debts due to such other entity . . . remain vested in the domestic limited liability company to which such other entity has converted. . . ." Moreover, pursuant to Section 18-214(d) of the DLLC Act, the existence of New Ford Credit shall be deemed to have commenced on August 20, 1959, the date Ford Credit was incorporated.

The change in form of organization will not be registered under the Securities Act. The only approval required to effect the transaction is that of Ford Holdings, which owns all of the outstanding shares of Ford Credit. After the Conversion, Ford Holdings will own all of the member interests in New Ford Credit. Further, Ford Credit is not required to seek and does not intend to seek the consent of any holder of its outstanding debt securities. New Ford Credit will comply with the terms of the indentures governing such debt securities and, together with the applicable indenture trustee, enter into supplemental indentures, if required.

Discussion

1. Form S-3 and Form S-4

The Form S-3 reporting history requirements are designed to ensure that information concerning an issuer has been available for a period of time sufficient to enable those purchasing securities of that issuer to have had an opportunity to examine that information adequately. General Instruction I.A.7. to Form S-3 under the Securities Act deems a successor registrant to have met the registrant eligibility requirements in General Instructions I.A.1., 2., 3. and 5. for use of Form S-3, if either (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor or (b) all predecessors met the conditions at the time of succession and the registrant continues to do so since the succession. Ford Credit has filed two automatically effective shelf registration statements on Form S-3 (File No. 333-131062 and File No. 333-132557) and remains eligible to use Form S-3 under General Instruction I.D. *Automatic shelf offerings by well-known seasoned issuers.*

Rule 405 under the Securities Act defines "successor" to mean a company that has directly acquired "the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer." In our opinion, New Ford Credit should be deemed a "successor registrant" of Ford Credit, within the meaning of "successor" as such term is defined by Rule 405 under the Securities Act. In the context of the Conversion, the assets, operations, liabilities and obligations that comprise the going business of Ford Credit would, by operation of Delaware law, become the assets, operations, liabilities and obligations of New Ford Credit, which in our opinion should qualify as a "direct transfer" within the meaning of this definition.

In connection with the change in form of organization through Conversion, two of the three above described requirements of General Instruction I.A.7.(a) to Form S-3 would be satisfied. First, consistent with General Instruction I.A.7.(a), New Ford Credit and Ford Credit, taken together, would meet the registrant requirements set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3. Second, New Ford Credit also meets the requirement in General Instruction I.A.7.(a) that the assets and liabilities of the successor at the time of the succession be "substantially the same" as those of the predecessor. The consolidated assets and liabilities of New Ford Credit at the time of the proposed change in form of organization, as a result of the Conversion, will be substantially the same as, if not identical to, Ford Credit. Further, the consolidated operations and management of New Ford Credit will be identical to that of Ford Credit. New Ford Credit's succession, however, will be primarily for the purpose of changing its form of organization rather than changing the state of incorporation or forming a holding company. In addition, the only publicly held securities of Ford Credit are debt securities and Ford Credit has no publicly-held equity securities. As a result, the change in corporate form has no impact on public security holders. We note that in *Mercer International Inc.* (available December 12, 2005), a Massachusetts trust changing its legal form to a corporation was permitted to take the reporting history of the predecessor trust into account in determining whether the successor corporation would be eligible to use Form S-3 or Form S-8 under the Securities Act and in determining whether the successor entity may provide information in a Form S-4 under the Securities

Act in a manner permitted for a company that is eligible to use Form S-3. Here, as in *Mercer International Inc.*, no useful purpose would be served by requiring New Ford Credit to file registration statements on Form S-1 and denying it the ability to use short-form registration. Additionally, we believe that to deny New Ford Credit the ability to use the reporting history of Ford Credit would elevate form over economic substance. Under the proposed Conversion the assets, operations, obligations, liabilities and management of Ford Credit will remain the same and become the assets, operations, obligations, liabilities and management of New Ford Credit. In this regard, we note that Rule 414 expressly contemplates the purpose of changing the form of organization for deeming a successor issuer the registrant on registration statements filed by its predecessor. In addition, we note that Ford Credit has only public debt securities outstanding and for all purposes under the indentures governing these debt securities, New Ford Credit will succeed to all the obligations of Ford Credit. No new securities will be issued to effectuate the Conversion. As a result, holders of the debt securities will have the same rights against New Ford Credit as Ford Credit. For all purposes under the indentures, holders have the same rights.

Assuming that the Staff agrees that New Ford Credit is entitled to rely on General Instruction I.A.7. to Form S-3, we believe that, following the consummation of the Conversion, New Ford Credit should also be permitted to rely on the prior reporting history and financial data of Ford Credit for purposes of making the determination whether New Ford Credit may provide information in a Form S-4 in the manner permitted for issuers eligible to use Form S-3. The Staff has taken similar positions in the context of reincorporation mergers. See, e.g., *Russell Corporation* (available March 18, 2004); *Adolph Coors Company* (available August 25, 2003); and *General Electric Capital Corporation* (available July 26, 2000).

Based upon the foregoing, we respectfully request that you concur in our opinion that the Exchange Act reporting history of Ford Credit prior to the change in form of organization through the Conversion may be included in determining whether New Ford Credit meets the eligibility requirements for use of Form S-3 and in determining its eligibility to provide information in Form S-4 in the manner permitted to S-3 eligible issuers.

2. <u>Rule 414</u>

We request confirmation that New Ford Credit may make use of the Existing Registration Statements. Rule 414 under the Securities Act provides that if an issuer has been succeeded by another issuer "for the purpose of changing its form of organization, the registration statement of the predecessor issuer shall be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering" covered by such registration statement, subject to the following four requirements:

> (a) immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities;
>
> (b) the succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;

(c) the succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act, or information was furnished to security holders pursuant to Section 14(c) of the Exchange Act; and

(d) the successor issuer filed a post-effective amendment to the registration statement of the predecessor issuer expressly adopting such as its own registration statement for all purposes of the Securities Act and the Exchange Act, and setting forth any additional information necessary to reflect any material changes or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective.

In connection with the change in form of organization through Conversion three of the four requirements of Rule 414 would be satisfied. In the case of the Conversion, (i) prior to the Conversion, the proposed Delaware limited liability company, New Ford Credit, would not exist and therefore would have no assets or liabilities; (ii) upon the effectiveness of the Conversion, New Ford Credit would be the owner of all of the assets and subject to all of the obligations and liabilities of Ford Credit; and (iii) after the Conversion, New Ford Credit would file a post-effective amendment to each of the Existing Registration Statements, for the purpose of expressly adopting such registration statements as its own registration statements for all purposes under the Securities Act and the Exchange Act.

The one requirement of Rule 414 not technically satisfied by the proposed change in form of organization, through Conversion, is the requirement that the succession be approved by security holders pursuant to Section 14(a) of the Exchange Act or that information be furnished to security holders pursuant to Section 14(c) of the Exchange Act. The Conversion is not a transaction subject to Section 14 of the Exchange Act, because Ford Credit's equity securities are not registered under Section 12 of the Exchange Act. Specifically, Ford Holdings is the sole shareholder of Ford Credit, and no security holder of Ford Credit other than Ford Holdings would be entitled to vote on the Conversion. As the sole shareholder of Ford Credit, Ford Holdings would be intimately involved in structuring the proposed change in form of organization. Ford Credit's publicly held securities consist only of non-convertible debt securities, and the Conversion will not result in any change in the rights of any public holders of Ford Credit's outstanding securities. Nor do the indentures pursuant to which the debt securities are issued require the consent of any holder to effect the Conversion. Therefore, no useful purpose would be served by the preparation of a proxy statement or the solicitation of proxies, and it would create an additional and unnecessary expense to Ford Credit. Further, such a requirement only results from a technical and narrow reading of Rule 414. The Staff has been flexible in its application of Rule 414 and has, in a number of cases, granted no-action relief in situations in which the necessary stockholder consent was obtained without the need to solicit proxies under Section 14(a) of the Exchange Act or to furnish information to security holders pursuant to Section 14(c) of the Exchange Act. See, e.g., *CanWest Media Inc.* (available November 15, 2005); *General Electric Capital Corp.* (available July 26, 2000); and *Viacom Inc.* (available September 13, 1996).

Based upon the foregoing, it is our opinion that the Existing Registration Statements should be deemed to be the corresponding registration statements of New Ford Credit as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414 under the Securities Act, and that subsequent to the effective time of the Conversion New Ford Credit may file post-effective amendments to the Existing Registration Statements as contemplated by Rule 414. We respectfully request that you concur with our opinion.

3. "Well-Known Seasoned Issuer" Status

Rule 405 of the Securities Act makes available to certain issuers, referred to as "well-known seasoned issuers," among other things, greater flexibility in registering securities through the automatically effective shelf registration process. As noted in Release No. 33-8591, "[a]s a result of the active participation of these issuers in the markets and, among other things, the wide following of these issuers by market participants, the media, and institutional investors, we believe that it is appropriate to provide communications and registration flexibilities to those well-known seasoned issuers beyond that provided to other issuers including other seasoned issuers." Ford Credit qualifies as a "well-known seasoned issuer" because it meets the registrant requirements of General Instruction I.A. of Form S-3 and has issued in the last three years at least $1 billion aggregate principal amount of non-convertible debt securities in primary offerings for cash registered under the Securities Act in accordance with clause (1)(B)(*1*) of such definition in Rule 405 under the Securities Act. While the definition of "well-known seasoned issuer" in Rule 405 under the Securities Act does not address succession issues, it would be consistent with the other succession related provisions found in the rules under the Securities Act to permit New Ford Credit to rely on Ford Credit's prior issuances of debt securities in determining whether New Ford Credit qualifies as a "well-known seasoned issuer." As noted above, the management, operations, obligations, assets and liabilities of New Ford Credit immediately after the Conversion will be identical to those of Ford Credit immediately prior to the Conversion. New Ford Credit will, pursuant to the Conversion, assume all debt securities of Ford Credit outstanding at the effective time of the Conversion, more than $10 billion in principal amount of non-convertible debt securities issued during the last three years (which had been sold in primary offerings for cash and publicly registered) solely by operation of the DLLC Act. In addition, we are of the opinion that, pursuant to the terms of the indentures under which the debt securities are issued, New Ford Credit will succeed Ford Credit for all purposes under each of the indentures governing such debt securities. New Ford Credit will be the sole successor issuer to Ford Credit and will have the same reporting obligations as Ford Credit under the Exchange Act. Ford Motor Company, along with Ford Credit, is followed by every major auto analyst globally. The change in Ford Credit's form of organization will not affect the number of analysts nor market participants that follow Ford Credit.

Accordingly, we request that the Staff concur in our opinion that, for purposes of determining whether New Ford Credit qualifies as a "well-known seasoned issuer," New Ford Credit may rely on Ford Credit's prior issuances of non-convertible debt securities, in determining whether it has issued in the last three years at least $1 billion aggregate principal amount of non-convertible debt securities in primary offerings for cash registered under the Securities Act pursuant to paragraph (1)(B)(*1*) of such definition in Rule 405 under the Securities Act.

4. Rule 144(c)(1)

We respectfully request confirmation that the Staff concurs in our opinion that the Exchange Act reporting history of Ford Credit may be taken into account in determining whether New Ford Credit has complied with the current public information requirements of subsection (c)(1) of Rule 144 under the Securities Act.

As noted above, the management, operations, obligations, assets and liabilities of New Ford Credit immediately after the Conversion will be identical to those of Ford Credit immediately prior to the Conversion. We accordingly believe that for purposes of Rule 144, the prior reporting activities of Ford Credit should be included for purposes of determining whether New Ford Credit has complied with the public information requirements of Rule 144(c)(1). Such relief would be consistent with the approach taken by the Staff in prior no-action letters. See, e.g., *CanWest Media Inc.* (available November 15, 2005); *Russell Corporation* (available March, 18, 2004); *Adolph Coors Company* (available August 25, 2003); *Crown Cork & Seal* (available February 25, 2003); and *General Electric Capital Corp.* (available July 26, 2000).

5. Rule 12g-3

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act are issued to the holders of any class of securities of another issuer that is registered pursuant to Section 12 of the Exchange Act, the class of securities so issued shall be deemed to be registered under Section 12, unless upon the consummation of the succession, certain exceptions apply. None of the exceptions set forth in 12g-3(a) will apply in the case of the Conversion. Rule 12g-3(f) further provides that successor issuers are required to file a current report on Form 8-K in connection with the succession transaction and to indicate in such report the paragraph of Section 12 of the Exchange Act under which the successor registrant's securities are deemed registered.

The proposed change in organization form by Conversion should be deemed a "succession" as defined in Rule 12b-2 under the Exchange Act. A "succession" is defined in Rule 12b-2 as the "direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer." In the context of the Conversion, the assets comprising the going business of Ford Credit will, by operation of Delaware law, become the assets of New Ford Credit, which constitutes a "direct transfer" within the meaning of this definition.

Ford Credit's Listed Debt Securities are registered pursuant to Section 12(b) of the Exchange Act. In connection with the Conversion, the Listed Debt Securities will become the obligations of New Ford Credit by operation of Delaware law and those series that are listed will continue to be listed on the New York Stock Exchange. Promptly following the effectiveness of the Conversion, New Ford Credit will file a Form 8-K to indicate that the Listed Debt Securities are deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a). We note, however, that no new securities will be issued to the holders of the Listed Debt Securities in any exchange, as would be the case with equity securities.

For the reasons set forth below, it is our opinion that the Conversion constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and that therefore the Listed Debt Securities will be deemed "registered" under Section 12(b) of the Exchange Act. This proposition has been previously confirmed by the Staff in the context of listed debt securities assumed by a successor in a reincorporation merger. See *General Electric Capital Corporation* (available July 26, 2000). Prior to its revision in 1997, Rule 12g-3 applied only to equity securities issued in connection with a succession transaction. In 1997, however, the scope of Rule 12g-3 was broadened to cover debt securities as well. We believe that no sound policy reason exists for excluding from the application of Rule 12g-3 any debt securities that are assumed by a successor rather than literally issued by the successor in exchange for the predecessor's debt securities. Additionally, when Rule 12g-3 was amended in 1997, the adopting release, SEC Release No. 34-38850, indicated an intent to cover in the amended Rule 12g-3 any transactions or securities previously covered by Form 8-B. Had Form 8-B not been rescinded, New Ford Credit could have used Form 8-B to register the Listed Debt Securities after the succession. Specifically, the General Instructions to Form 8-B provided that the form "may be used for registration pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 of securities of an issuer which has no securities so registered but which has succeeded to an issuer which at the time of the succession had securities so registered," so long as the capital structure and the balance sheet of the successor immediately after the succession was substantially the same as that of the predecessor immediately prior to the succession. As described above, the capital structure and the balance sheet of New Ford Credit will be substantially the same immediately after the Conversion as that of Ford Credit immediately prior to the Conversion.

Accordingly, we respectfully request the Staff to concur with the conclusion that the consummation of the Conversion constitutes a succession for purposes of Rule 12g-3(a). The Staff has taken similar positions in the context of reincorporation mergers. See, e.g., *General Electric Capital Corporation*, following a reincorporation merger subordinated notes were deemed registered under the Exchange Act by operation of Rule 12g-3(a) (available July 26, 2000).

6. Commission File Number

In Exchange Act Release No. 34-38850 (July 18, 1997), the Commission eliminated Form 8-B, which pertained to the registration of securities of certain successor issuers under Sections 12(b) and 12(g) of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3, as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b) and listed on the same national securities exchange. Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

In this regard, the Commission had previously assigned a "Commission File Number" to registrants at the time they file a Form 8-A or Form 8-B for purposes of Exchange Act reporting purposes. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. However, in telephone interpretative guidance released in March 1999 with respect to the succession of an issuer pursuant to

Rule 12g-3 under the Exchange Act, the Staff stated that "[t]he securities of a successor issuer pursuant to Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed. The successor must file a Form 8-K with respect to the succession transaction using the predecessor's file number. After the Form 8-K is filed, a new file number will be generated for the successor company." The interpretative guidance did not specifically address the question of whether a Section 12 successor registrant could succeed to the Commission File Number of its predecessor.

Because New Ford Credit will be the successor to Ford Credit, we respectfully request the Staff concur with the conclusion that New Ford Credit can assume and use the Commission file number currently used by Ford Credit. We note that the Staff has taken similar positions with respect to successors in other situations. See, e.g., *Southwestern Energy Company* (available June 29, 2006).

Conclusion

We respectfully request, on behalf of Ford Credit, that the Staff concur with our opinion in Relief Requested 1 through 6 on the matters discussed herein. If the Staff disagrees with any of these opinions, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. If you require any further information, please contact the undersigned at (212) 848-7678, Abigail Arms at (202) 508-8025 or Rebecca Hoskins at (212) 848-4834.

In compliance with Release No. 33-6269 (December 5, 1980), a manually signed original and seven copies of this letter are being furnished to you. Please acknowledge receipt of this letter by date-stamping the additionally enclosed receipt copy and returning it to our attention using the enclosed stamped envelope.

Very truly yours,



Lisa L. Jacobs

Encl.

cc: Lou Ghilardi, Esq., Ford Motor Credit Company
Stacy Thomas, Esq., Ford Motor Credit Company

END